# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UPEXI, INC., CIK 0001775194
CUSIP: 39959A205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3030 Rocky Point Drive Suite 420, Tampa, Florida (FL), 33607
Date of event which requires filing of this statement: 07/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001304857

## Reporting persons
- MMCAP International Inc. SPC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 12,941,176; sole dispositive power 0; shared dispositive power 12,941,176; aggregate amount beneficially owned 12,941,176 (9.99% of the class)
  Comment: The reporting person purchased senior convertible notes, convertible into shares of common stock of the Issuer. The convertible notes may not be converted if, after giving effect to such conversion, the reporting person would own in excess of 9.99% of the issued and oustanding common shares of the Issuer.
- MM Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; sole voting power 0; shared voting power 12,941,176; sole dispositive power 0; shared dispositive power 12,941,176; aggregate amount beneficially owned 12,941,176 (9.99% of the class)
  Comment: The reporting person purchased senior convertible notes, convertible into shares of common stock of the Issuer. The convertible notes may not be converted if, after giving effect to such conversion, the reporting person would own in excess of 9.99% of the issued and oustanding common shares of the Issuer.

## Item 1. Issuer
Name of issuer: UPEXI, INC.
Address of issuer's principal executive offices: 3030 Rocky Point Drive Suite 420, Tampa, Florida, 33607

## Item 2. Person Filing
Name of person filing:
i) MMCAP International Inc. SPC
ii) MM Asset Management Inc.
Address of principal business office or, if none, residence:
i) c/o Mourant Governance Services (Cayman) Limited
94 Solaris Avenue
Camana Bay, P. O. Box 1348
Grand Cayman, KY1-1108 Cayman Islands

ii) 161 Bay Street
TD Canada Trust Tower, Suite 2240
Toronto, Ontario M5J 2S1 Canada
Citizenship:
i) Cayman Islands
ii) Ontario Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,941,176
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 12,941,176
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 12,941,176

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1.01 - Joint Filing Agreement

## Signatures
- MMCAP International Inc. SPC: /s/ Ulla Vestergaard, MMCAP International Inc. SPC (07/22/2025)
- MM Asset Management Inc.: /s/ Hillel Meltz, MM Asset Management Inc. (07/22/2025)